July 16, 2015

VIA EDGAR AND FACSIMILE
Mr. Justin Dobbie
Legal Branch Chief Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	RLJ Entertainment, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-205588

Dear Mr. Dobbie:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned hereby requests that the effectiveness of its Registration Statement on Form S-1 (Registration No. 333-205588) be accelerated so that such Registration Statement will become effective at 4 p.m., Eastern time, on July 23, 2015, or as soon thereafter as practicable.

The undersigned acknowledges that:

(a)            should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)            the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)            the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

RLJ Entertainment, Inc.

/s/ Drew Wilson
Drew Wilson
Chief Financial Officer

8515 Georgia Avenue, Suite 650, Silver Spring, MD 20910 | T 301.608.2115 F 301.608.9313
www.RLIEntertainment.com